FORM 6-K


                     SECURITIES AND EXCHANGE COMMISSION


                           Washington, D.C. 20549


                          Report on Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934


                              August 18, 2000


                        VOCALTEC COMMUNICATIONS LTD.
              -----------------------------------------------
              (Translation of Registrant's Name into English)

                              1 Maskit Street
                           Herzliya 46733, Israel
                  ----------------------------------------
                  (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F    X       Form 40-F
                           -----                -----


Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes            No    X
                           -----         -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                              -----


Attached hereto and incorporated by reference herein are Registrant's Immediate Press Releases as follows:

      (i) Release, dated July 26, 2000, entitled "VocalTec Announces CEO of TrulyGlobal;" and

      (ii) Release, dated July 26, 2000, entitled "VocalTec Reports Record Revenues for Second Quarter 2000."



                THE INFORMATION IN THIS FORM 6K OF VOCALTEC
            COMMUNICATIONS LTD. (THE "COMPANY") IS INCORPORATED
               BY REFERENCE INTO THE FORM F-3 OF THE COMPANY,
          REGISTRATION NUMBER 333-8764, FILED WITH THE SECURITIES
                  AND EXCHANGE COMMISSION ON MAY 13, 1998.



                                 SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              VOCALTEC COMMUNICATIONS LTD.
                              (Registrant)


                              By: /s/ Jeffrey Dykan
                                 ------------------------------
                                 Jeffrey Dykan
                                 Chief Financial Officer


Dated: August 18, 2000






                   VOCALTEC ANNOUNCES CEO OF TRULYGLOBAL


FORT LEE, NEW JERSEY, JULY 26TH, 2000 -- VocalTec Communications Ltd., (VocalTec) (NASDAQ: VOCL) a leading supplier of Internet telephony solutions, announced today the selection of Michael Spencer as Chief Executive Officer of TrulyGlobal Inc., an Internet telephony service business and wholly-owned subsidiary of VocalTec.

Prior to joining TrulyGlobal, Michael Spencer was a founder of TelcoPartners, a strategic consulting firm advising clients in the Internet Infrastructure Services and Telecommunications industries. Michael was engaged by VocalTec in the past on various strategic assignments, including the recent reorganization of the Company and, in 1997, the development of business models for what later became ITXC Corp. (NASDAQ: ITXC) and. He brings to TrulyGlobal twelve years of strategic consulting, start-up development and hands-on management experience from his prior positions at Booz-Allen & Hamilton and British Telecom.

Michael Spencer said, "The power of TrulyGlobal is that it enhances the existing phone network rather than trying to bypass it. This is what attracted me to the business, and what, I believe, also will attract customers and partners in the future."

"We are delighted to have Michael on board. Based on our first-hand experience working with Michael, he is clearly the best choice to lead TrulyGlobal," remarked Elon Ganor, Chairman and Chief Executive Officer of VocalTec. "VocalTec has repeatedly looked to Michael Spencer as its industry authority on the convergence of the telecommunications and Internet markets. Michael is a vastly knowledgeable, seasoned executive with extraordinary leadership skills who will guide TrulyGlobal to a dominant position in the industry."

ABOUT TRULYGLOBAL

TrulyGlobal Inc. is a wholly-owned subsidiary of VocalTec Communications Ltd. (NASDAQ: VOCL), which pioneered Internet Phone (R). TrulyGlobal is a new type of web application that dramatically enhances the utility of existing communications services. TrulyGlobal's Intelligent communications services are designed to enable the receiver of a call or message to control how it is handled. For instance, a TrulyGlobal voice call can be terminated on either a PC or any PSTN phone, while text messages can be routed to multiple locations or device types according to the sender or urgency. The service will be provided by telecommunications service providers to their customers, as a way to attract and retain high-spending online consumers. A public beta service, available at www.trulyglobal.com, offers an easy-to-use, fully web-based application which users can access from any Internet enabled PC, to exchange realtime voice and text messages. In the near future, the service reach will be extended to include PSTN devices.

ABOUT VOCALTEC

VocalTec Communications Ltd. (NASDAQ: VOCL) is a leading supplier of Internet telephony solutions, credited with launching the VOIP (Voice Over Internet Protocol) industry in 1995. The Company has three business units:
IP Telephony, which provides turnkey solutions to service providers; Surf&Call Network Services, which offers services to web-enabled call centers; and TrulyGlobal Inc., which delivers web-based telephony service directly to consumers. VocalTec is a founder of ITXC Corp. (NASDAQ: ITXC), a leading exchange carrier for Internet telephony services established in 1997. VocalTec currently holds 4.8 million shares of ITXC. Visit us at www.vocaltec.com

                                   # # #

NOTE: VocalTec, VocalTec Telephony Gateway, VocalTec Surf&Call, and TrulyGlobal are trademarks or registered trademarks of VocalTec Communications Ltd. Other trademarks are the property of their respective holders.
Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission.

For more information contact:

One Executive Drive, Fort Lee, NJ 07024
Tel: 201-228-7000, Fax: 201-363-8986
info@vocaltec.com

Adam Schwartz
Vorhaus & Company Inc.
Public Relations for VocalTec
Tel: 212-554-7448
aschwartz@vorhaus.com

Laura Gavin
MarCom Manager
VocalTec Communications
Tel: 201-228-7000  x 6207
pr@vocaltec.com






                      VOCALTEC REPORTS RECORD REVENUES
                          FOR SECOND QUARTER 2000

                 QUARTERLY REVENUES GROW 65% YEAR OVER YEAR

FORT LEE, NEW JERSEY, JULY 26TH, 2000 -- VocalTec Communications Ltd., (VocalTec) (NASDAQ: VOCL), today announced financial results for the second quarter ended June 30, 2000. Revenues increased 65 percent to $10.1 million and the net loss narrowed to $4.8 million, or $0.40 per share, compared to a net loss for the year-ago period of $6.9 million, or $0.61 per share, excluding a one-time restructuring charge of $827,000, or $0.07 per share, in the second quarter of 1999.

For the six months ended June 30, 2000, VocalTec reported revenues of $18.4 million, an increase of 52 percent over the first half of 1999. The net income for the first half of 2000 was $37.8 million, or $2.89 per diluted share, compared to a net loss of $17.6 million, or $1.54 per share, for the year-ago period. The net loss for the first half of 1999 included the above mentioned one-time restructuring charge, and net income figures for the first half of 2000 included a net after tax gain of $48.7 million on the sale of 779,743 shares of ITXC Corp. in the first quarter of 2000.

"This quarter marked several important milestones," said Elon Ganor, Chairman and Chief Executive Officer of VocalTec. "Both our new service businesses, TrulyGlobal and Surf&Call Network Services are up and running in a controlled beta mode with launches planned for the third quarter. Also, the Deutsche Telekom web-enabled call center project is proceeding on schedule and Surf&Call Network Services' share of that revenue offset 80% of their startup expenses in the second quarter."

Earlier this year, Deutsche Telekom AG introduced an enhanced version of Freecall Online(TM), their web-enabled call center service which provides corporate subscribers with advanced e-commerce and customer care services powered by VocalTec technology.

"We are pleased to report that, in addition to strong sales in Europe because of our call center project with Deutsche Telekom, China and North America each accounted for more than 20% of total revenue. We also had significant sales in the Far East and Latin America, reflecting our commitment to building a strong local presence."

IP TELEPHONY GROUP

Within the IP Telephony Group, second quarter orders resulted in generally larger deployments. Some orders were from incumbent carriers expanding into new territories, such as Marconi in France, and some were from new customers. Ira Palti, President of the IP Telephony Group, attributed the Group's success with both international carriers and ITSPs to VocalTec technology, for achieving the best quality of voice over the public Internet and the introduction of carrier-class solutions including SS7 connectivity and the high-density VocalTec Telephony Gateway(TM) Series 2000 embedded system.

"Our shift in marketing strategy and revamping of the sales organization is beginning to pay off," said Palti. "IP Telephony Group sales were up 34% over the first quarter, not including the one-time contribution from the old Deutsche Telekom minimum commitment which expired in Q1. We have continued to strengthen the sales and marketing team with the addition of a new VP Marketing, Laine Heiser, who joined from Lucent Technologies, and VP European Sales, Cesare Pisani from Telecom Italia and Iridium."

NEW SERVICE BUSINESSES

Improvements in operating results in the first half of this year have been masked by start-up expenses for TrulyGlobal Inc., the consumer IP telephony services business and Surf&Call Network Services, the web-enabled call center ASP. Through June 30, 2000, VocalTec absorbed operating expenses of approximately $3 million in each of these initiatives. In the case of Surf&Call Network Services, the revenue resulting from that unit's participation in Deutsche Telekom's call center project is expected to offset roughly half of its total operating expenses for the full year.

During the quarter, TrulyGlobal completed the installation of its Network Operations Center and launched its controlled beta program among select target customer segments. Newly appointed CEO Michael Spencer said, "Historically, both Voice over IP clients and enhanced voice services have been too cumbersome to appeal to more than a niche market. Our live beta service is a laboratory for intelligent communications for the consumer market."

Surf&Call Network Services (SCNS) also moved into a controlled beta phase during the quarter and is creating a high-performance, load-balanced network for delivering services to web-enabled call centers. "We have recently hired a new VP Sales, Frank Vanacore, with extensive experience in web-enabled e-commerce," said Elon Ganor. "Frank is recruiting a direct sales force and putting together a distribution partners program. We have already signed one distribution partnership and we are working on several more as a result of strong reseller interest."

NEW DIRECTORS

During the Annual General Meeting of Shareholders held on July 10th, two External Directors, Mr. Yoav Chelouche and Ms. Rina Shainski, were elected to VocalTec's Board of Directors. Mr. Chelouche is President and Chief Executive Officer of Scitex Corporation Ltd. (NASDAQ: SCIX), a world leader in digital imaging solutions. Ms. Shainski is a partner in Carmel Ventures Fund since April 2000. From September 1997 until March 2000, Ms Shainski served as Vice President of Business Development at Clal Industries and Investments Ltd., one of the largest investment and holding companies in Israel. Also, William L. Shrader, CEO and founder of PSINet Inc. indicated that he will be leaving the board at the end of this year.

"Although we are disappointed to see Bill go, we are delighted and fortunate to have Yoav and Rina join our board. As a seasoned CEO, Yoav brings exceptional leadership qualities and a great strategic mind. Rina, with her strong technology and marketing background, brings us a powerful conceptual understanding of business models," said Ganor. "We look forward to benefiting from their valuable contributions."

ABOUT VOCALTEC

VocalTec Communications Ltd. (NASDAQ: VOCL) is a leading supplier of Internet telephony solutions, credited with launching the VOIP (Voice Over Internet Protocol) industry in 1995. The Company has three business units:
IP Telephony, which provides turnkey solutions to service providers; Surf&Call Network Services, which offers services to web-enabled call centers; and TrulyGlobal Inc., which delivers web-based telephony service directly to consumers. VocalTec is a founder of ITXC Corp. (NASDAQ: ITXC), a leading exchange carrier for Internet telephony services established in 1997. VocalTec currently holds 4.8 million shares of ITXC. Visit us at www.vocaltec.com


NOTE: VocalTec, VocalTec Telephony Gateway, VocalTec Surf&Call, VocalTec Surf&Call Center and TrulyGlobal are trademarks or registered trademarks of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission.



For more information contact:

One Executive Drive, Fort Lee, NJ 07024
Tel: 201-228-7000, Fax: 201-363-8986
info@vocaltec.com

Adam Schwartz
Vorhaus & Company Inc.
Public Relations for VocalTec
Tel: 212-554-7448
aschwartz@vorhaus.com

Laura Gavin
MarCom Manager
VocalTec Communications
Tel: 201-228-7000 x 6207
pr@vocaltec.com





                           VOCALTEC COMMUNICATIONS LTD.
                              RESULTS OF OPERATIONS
         All data in thousands of U.S. dollars except per-share and share data

                                           Three months ended        Six months ended
                                                June 30                   June 30
                                          -------------------      --------------------
                                            2000       1999          2000        1999
                                          --------   --------      --------    --------
Net Sales                                  10,123      6,145        18,449      12,181
Cost of Sales                               3,067      1,917         5,670       3,814
                                          --------   --------      --------    --------
       Gross Profit                         7,056      4,228        12,779       8,367
                                          --------   --------      --------    --------

Operating Expenses:

  Research & Development, net               3,511      3,656         6,476       7,420
  Marketing & Selling expenses              7,185      6,249        14,290      14,877
  General & Administrative expenses         2,248      1,564         4,285       3,382
                                          --------   --------      --------    --------
      Total Operating Expenses             12,944     11,469        25,051      25,679
                                          --------   --------      --------    --------

      Operating loss                       (5,888)    (7,241)      (12,272)    (17,312)
                                          --------   --------      --------    --------

Other income (expenses), net                    -       (827)       57,744        (827)
Financing income, net                       1,073        338         1,311         550
                                          --------   --------      --------    --------
     Income (loss) before income taxes     (4,815)    (7,730)       46,783     (17,589)
Income taxes                                    -          -         9,013           -
                                          --------   --------      --------    --------

     Net income (loss)                     (4,815)    (7,730)       37,770     (17,589)
                                          ========   ========      ========    ========

Net income (loss) per ordinary share:
   Basic                                    (0.40)     (0.68)         3.14       (1.54)
                                          ========   ========      ========    ========
   Diluted                                  (0.40)     (0.68)         2.89       (1.54)
                                          ========   ========      ========    ========

Weighted average number of ordinary
shares used in computing per share
amounts:
   Basic                                   12,096     11,441        12,040      11,430
                                          ========   ========      ========    ========
   Diluted                                 12,096     11,441        13,080      11,430
                                          ========   ========      ========    ========




                             VOCALTEC COMMUNICATIONS LTD.
                      RESULTS OF OPERATIONS- SEGMENT INFORMATION
                            (In thousands of U.S. dollars)

                                                    Surf&Call
                                     IP Telephony   Network Services   TrulyGlobal    Total
                                     ------------   ----------------   -----------   -------
Three months ended June 30 , 2000
   Net Sales                             8,751           1,372                0      10,123
   Operating Loss                       (4,261)           (317)          (1,310)     (5,888)


Six months ended June 30 , 2000
   Net Sales                            16,263           2,186                0      18,449
   Operating Loss                       (8,383)           (859)          (3,030)    (12,272)





                         CONSOLIDATED BALANCE SHEET
                       (In thousands of U.S. dollars)

                                            June 30        December 31
                                              2000            1999
                                          -----------      -----------

Current Assets
  Cash and cash equivalents                  58,647           31,915
  Short term investments                      8,330            1,730
  Trade receivables, net                      2,351            6,163
  Other receivables                           3,192            3,068
  Inventories                                 3,651            1,602
                                          -----------      -----------
       Total Current Assets                  76,171           44,478
                                          -----------      -----------

Investments and Long Term Deposits
  Investments in companies                   31,053           37,845
  Bank deposits                              10,005                -
                                          -----------      -----------
                                             41,058           37,845
                                          -----------      -----------

Equipment
  Cost                                       14,107           11,539
  Less - accumulated depreciation             7,439            5,920
                                          -----------      -----------
                                              6,668            5,619
                                          -----------      -----------

Deposit with insurance companies              1,501            1,329
                                          -----------      -----------

                                            125,398           89,271
                                          ===========      ===========





    Consolidated Balance Sheet Continued (In thousands of U.S. dollars)

                                               June 30         December 31
                                                2000              1999
                                             -----------       -----------

Current Liabilities
  Accounts payable and accrued expenses          21,575             8,503
  Deferred revenues                               4,495                 -
  Accrued income taxes                            4,813                 -
                                             -----------       -----------
                                                 30,883             8,503
                                             -----------       -----------

Long Term Liabilities
  Long term bank lo                                   -            20,017
  Deferred income taxes                          11,109                 -
  Accrued severance pay                           2,149             1,761
                                             -----------       -----------
                                                 13,258            21,778
                                             -----------       -----------

       Total Liabilities                         44,141            30,281
                                             -----------       -----------

Shareholders' Equity
  Share capital
    Ordinary shares of NIS 0.01 par value:
      Authorized - 30,000,000 shares;
      Issued and outstanding - 12,111,735
      shares as of June 30,2000 and
      11,771,302 as of December 31, 1999             36                35
  Share premium                                  96,880            94,627
  Deferred compensation                            (137)             (188)
  Accumulated other comprehensive income         16,663            34,471
  Accumulated deficit                           (32,185)          (69,955)
                                              -----------       -----------
        Total Shareholders' Equity               81,257            58,990
                                              -----------       -----------

                                                125,398            89,271
                                              ===========       ===========